                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF FEBRUARY 2015

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Via Gaetano Negri 1
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: THE COMPANY RESULTS AND FUTURE STRATEGIES, WHICH ENVISAGE ACCELERATION ON ULTRABROADBAND, REBRANDING AND SIMPLIFIED PRICING, PRESENTED TO THE CONSUMER ASSOCIATIONS

The annual targets of the 2014-2016 plan have already been smashed, with over 80% of the population reached by 4G and approximately 30% of the country covered with optic fibre network infrastructure

The process to rebrand and simplify the whole of the company's fixed, mobile and internet offer has started: TIM will become the Group's only commercial brand

From 1 May, the home telephone line will evolve to a flat rate offer that will also include unlimited calls to all Italian fixed and mobile numbers, with a single payment, and, to make budgeting easier, bills will be monthly from July

Rome, 13 February 2015

Major investments to accelerate the development of the new generation networks in Italy, a competition based not only on prices but above all on service quality, the start of the rebranding process, and simplified pricing. These are the novelties announced today by Telecom Italia Chief Executive Officer Marco Patuano, in a meeting with the Italian Consumer Associations.

The company confirmed its commitment to the development of fixed and mobile ultrabroadband infrastructure to respond to the country's ever-increasing technological and competitive challenges. It also presented the  significant results achieved in terms of coverage: ”We have exceeded the annual targets set in the 2014-2016 industrial plan by a significant margin - said Patuano -  until now, over 3.500 municipalities, equivalent to over 80% of the population, had 4G coverage, while we have reached approximately 30% of national territory with optic fibre, and launched ultra-broadband services in over 130 towns and cities. We are working hard to give the Country new generation networks, and will be working even harder in the future”.

Among the innovations presented to the Consumer Associations by the Chief Executive Officer of Telecom Italia are the company's new commercial strategies, with the start of the rebranding process, and the price simplification that comes into force in May. A pathway which between now and 2016 will gradually reposition the whole of the Group's fixed, mobile and internet offer, in which TIM will become the only commercial brand to propose technical novelties and services characterised by ever-increasing quality standards to our customers.

“The results achieved – Patuano explained - have caused Telecom Italia to change its competitive paradigm, moving from a market in which competition between operators was based on the so-called ‘price war’ to a market that is instead characterised by service quality and, even more so, by the full availability of an ultrabroadband network to exploit innovative products."

The price simplification initiative with which, from 1 May, Telecom Italia will evolve the home telephone line towards a "flat rate" offer that also includes unlimited calls to all fixed and mobile phones in Italy for a single fee is part of this. This is the "Tutto Voce" (All calls) offer, which overcomes the traditional distinction on the bill between the cost to access the telephone service and the cost of calls, opting instead for an "all inclusive" solution that, with 29 euros a month, offers total freedom to consume, with certainty about the price, in line with market demand and development.

Similarly, for all those who use ADSL service as well as their basic telephone line, this will evolve to the "Tutto" (All) offer, which adds all calls to domestic fixed and mobile phones to their unlimited ADSL service for the single price of 44.90 euros per month.

There is a special initiative, aimed at spreading the use of broadband and ultra-broadband services for customers who have chosen Telecom Italia for more than 10 years: those who have just a basic telephone line will be able to use the "flat" ADSL service free of charge for one year,while those who already have ADSL can switch to optic fibre with no increase in price.

Customers can always choose other offers, based on their communication needs, including the possibility of maintaining a voice for consumption based plan, with a fee of 19 euros per month. The new prices are not for customers who have chosen specific offer "packages" that include voice and data services and telephone line,  nor for those who benefit from subsidised prices and those who have the Carta Acquisti (the "Social Card").

Finally, from the month of July, the Telecom Italia bill will be monthly, to enable customers to be more aware of their spending.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media	Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the nine months ended September 30, 2014 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 13th, 2015

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Umberto Pandolfi
                                                  ---------------------------------
                                                      Umberto Pandolfi
                                                      Company Manager